News Release

Issued on behalf of RELX PLC

28 February 2019

Publication of Annual Report and Financial Statements 2018 and

Notice of 2019 Annual General Meeting

RELX PLC (the “Company”) has today published the following documents on the RELX website www.relx.com.

-	Annual Report and Financial Statements 2018 (the “2018 Annual Report”);

-	Notice of the 2019 Annual General Meeting (the “AGM Notice”) to be held in London on 25 April 2019; and

-	Corporate Responsibility Report 2018.

The 2018 Annual Report and the AGM Notice have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

In addition to the routine business set out in the AGM Notice, resolutions are being proposed in connection with the use of part of the merger reserve created through the cross-border merger of RELX PLC and RELX N.V. completed in September 2018. This is to increase the amount of distributable reserves available to the Company for future dividend payments and share buybacks. Approval of these resolutions will not result in any change to the nominal value of the Company’s ordinary shares or their voting rights, will have no impact on the Company’s cash position or on its net assets, will not itself involve any distribution or repayment of capital or share premium by the Company and will not result in any changes to the Company’s existing dividend policy. These resolutions are described in further detail in the AGM Notice.

The Annual Report 2018 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the RELX website later today.

Copies of the 2018 Annual Report are expected to be posted to shareholders on 7 March 2019.

After publication, hard copies of the aforementioned documents may be obtained, free of charge, on request from the Company’s registered office, 1-3 Strand, London WC2N 5JR, or from PLC.secretariat@relx.com

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently  1,962,901,304.

Directors’ Responsibility Statement

Additional information required to be made available by the Company under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX 2018 Results Announcement issued on 21 February 2019, is set out below.

The following responsibility statement is extracted from page 111 of the 2018 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5.  Responsibility is for the full 2018 Annual Report not the information presented in this announcement and the the 2018 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 66 to 67, confirms that, to the best of their knowledge:

-      the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-      the individual company financial statements, prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

-      the Directors' Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Forward-looking statements

The Annual Report and Financial Statements 2018 contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms ‘outlook’, ‘estimate’, ‘project’, ‘plan’, ‘intend’, ‘expect’, ‘should be’, ‘will be’, ‘believe’, ‘trends’ and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX products and services; competitive factors in the industries in which the RELX operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and, historically, RELX N.V. with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £34.9bn, €40bn, $45.4bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom